Pro-Fac Cooperative, Inc.
590 Willow Brook Office Park
Fairport, New York 14450

March 19, 2008

VIA EDGAR - CORRESPONDENCE

Mr. Michael Moran,
   Accounting Branch Chief
           - and –
Ms. Donna DiSilvio,
   Senior Staff Accountant
           - and –
Mr. Milwood Hobbs,
   Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549

Re:	Pro-Fac Cooperative, Inc.
Form 10-K for Fiscal Year Ended June 30, 2007
Forms 10-QSB for the Fiscal Quarters Ended September 29, 2007
and December 29, 2007
File No. 0-20539

Dear Messrs. Moran and Hobbs and Ms. DiSilvio:

          This letter is being submitted in response to the Securities and Exchange Commission’s letter dated March 5, 2008, regarding the Staff’s review of Pro-Fac Cooperative, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 30, 2007 (the “Form 10-K”) and Forms 10-QSB for the fiscal quarters ended September 29, 2007 and December 29, 2007. The responses to the Staff’s comments set forth below correspond to the numbers assigned to each comment in the Commission’s letter of March 5, 2008.

          Form 10-K for the Fiscal Year Ended June 30, 2007

          Item 8. Financial Statements and Supplementary Data

          Note 1. Description of Business and Summary of Significant Accounting Policies – Investment in Birds Eye Holdings, LLC, page 26:

          Comment 2.: We note your disclosure that during the first quarter of fiscal 2007 you began accounting for this investment using the cost method effective June 25, 2006 after concluding that due to certain events in fiscal 2007 you could no longer exert significant influence over the operating and financial policies of

United States Securities and Exchange Commission
March 19, 2008

Holdings LLC and its indirect, wholly-owned subsidiary, Birds Eye Foods. Given that your ownership interest of 40.72% did not change and you retained the ability to designate two members of the Board, please tell us and revise your disclosure to identify what changes occurred impacting your ability to exercise significant influence over the operating and financial policies of Holdings LLC.

          Please also explain to us what consideration you gave to retrospective adjustment of your investment to reflect application of the provisions so of FSP APB 18-1 to the comparative financial statements presented as of June 24, 2006. Refer to paragraph 5 of FSP APB 18-1.

          Response: In making its determination, Pro-Fac Cooperative, Inc. considered FASB Interpretation No. 35 “Criteria for Applying the Equity Method of Accounting for Investments in Common Stock.” Examples of indications that an investor is not able to “exercise significant influence over operating and financial policies of the investee” found in FASB Interpretation No. 35 include: concentration of majority ownership of the investee among a small group of shareholders who operate the investee without regard to the views of the investor; and the investor’s need for more financial information about the investee to apply the equity method than is available to the investee’s other shareholders (for example, the investor wants quarterly financial information from an investee that publicly reports only annually, tries to obtain that information, and fails).

          Similar to that stated by the Cooperative in its Form 10-K, in the first quarter of fiscal 2007, the Cooperative concluded that it could no longer exert significant influence over the operating and financial policies of Birds Eye Holdings LLC and its indirect, wholly-owned subsidiary, Birds Eye Foods, based on a number of factors, including:

          • the decision by Birds Eye Foods, announced in the first quarter of fiscal 2007, to sell or close its New York production facilities. At the time of this announcement the Cooperative supplied 34% of the total commercial market value (“CMV”) of its raw product sold to all of Pro-Fac’s customers and 44% of the total CMV it supplied to Birds Eye Foods to those facilities. The decision to sell or close the New York production facilities was made without any consultation or input from the Cooperative.

          • Birds Eye Foods’ decision, as a voluntary filer, to no longer file periodic reports with the Commission and Holdings LLC’s advice that it would no longer provide Pro-Fac with financial information about Holdings LLC or Birds Eye Foods beyond that required under the Limited Liability Company Agreement of Holdings LLC. That agreement requires that Holdings LLC provide Pro-Fac with annual financial statements of Holdings LLC within 120 days after the close of a fiscal year and, to the extent received, financial statements of Birds Eye Foods. Any financial information received pursuant to the Limited Liability Company Agreement is subject to confidentiality provisions that preclude public disclosure.

          The Cooperative considered the recent operational decisions made by Birds Eye Foods without regard to the views of the Cooperative, and Holdings LLC’s decision to limit the Cooperative’s access to financial information about Holdings LLC and Birds Eye Foods, together with the fact that the Cooperative’s Class B common units in Holdings LLC represents a 26% minority voting interest, the Cooperative’s 18% minority board representation (two director designees on 11 person boards); and, the fact that the transitional services agreement, pursuant to which Birds Eye Foods provided Pro-Fac with administrative and other services had terminated, and concluded that it no longer was able to “exercise significant influence over the operating and financial policies of its investee” – Holdings LLC, or Birds Eye Foods. While Vestar/Agrilink Holdings LLC’s concentration of ownership of Holdings LLC had not changed in form, in practical application, Vestar’s concentration of ownership had resulted in decisions by Vestar as to the operations and financial policies of Birds Eye Foods without seeking any substantive input from the Cooperative; and, the Cooperative’s access to financial information about Holdings LLC (and Birds Eye Foods) became more limited, and its use of such information more restrictive than Pro-Fac’s and Birds Eye Foods and/or Holdings LLC’s historical information sharing.

United States Securities and Exchange Commission
March 19, 2008

          The Cooperative believes that its conclusion that it was unable to exercise significant influence over the operating and financial policies of Holdings LLC was both proper and timely, and in accordance with the guidance of FASB Interpretation No. 35.

          We believe that the Cooperative’s decision, while correct and well founded, is historical in nature and none of the reporting periods that will be covered by the Cooperative’s future filings will include financial statements using the equity method of accounting. As a result, Pro-Fac does not believe that disclosure in its future filing should be required. In the event the Staff disagrees, Pro-Fac submits to the Staff the following proposed disclosure to be included in its future filings:

           “In the first quarter of fiscal 2007, the Cooperative concluded that it could no longer exert significant influence over the operating and financial policies of Holdings LLC and its indirect, wholly-owned subsidiary, Birds Eye Foods. Therefore, the Cooperative began accounting for this investment using the cost method effective June 25, 2006. The Cooperative’s conclusion was based on a number of considerations, including then recent decisions made by Holdings LLC as to the operations and financial policies of Holdings LLC and Birds Eye Foods without regard to the views of the Cooperative, including the closure or sale of New York production facilities to which the Cooperative supplied a substantial amount of its raw product; and Holdings LLC’s decision to no longer provide Pro-Fac with financial information about Holdings LLC or Birds Eye Foods beyond that required under the Limited Liability Company Agreement of Holdings LLC, which requires that Holdings LLC provide Pro-Fac with annual financial statements of Holdings LLC within 120 days after the close of a fiscal year and, to the extent received, financial statements of Birds Eye Foods. Any financial information received pursuant to the Limited Liability Company Agreement is subject to confidentiality provisions that preclude public disclosure. The Cooperative determined that the actions of Holdings LLC were indicative of a changed business relationship between the Cooperative, Holdings LLC and Birds Eye Foods, and in consideration of that changed business relationship, and in combination with Pro-Fac’s 26% minority voting interest in Holdings LLC and its 18% minority director representation on the board of directors of Holdings LLC and Birds Eye Foods, concluded that it no longer was able to “exercise significant influence over the operating and financial policies of Holdings LLC, or Birds Eye Foods.”

           Further, and in response to the Staff’s request that we explain Pro-Fac’s consideration of any retrospective adjustment in Pro-Fac’s investment in Holdings LLC to reflect application of the provisions of FSP APB 18-1, we advise the Staff that we did consider FSP APB 18-1. In that regard, we note that the impact of the loss of significant influence on the previously recorded proportionate share of the Cooperative’s equity investee’s adjustments for “other comprehensive income” is prominently described and reported in Pro-Fac’s Form 10-K. The impact on equity and the investment in Holdings LLC is described and reported in the roll-forward of accumulated other comprehensive (loss)/income in the “Statement of Changes in Shareholders’ and Members’ Capitalization/(Deficit) and Redeemable and Common Stock”; in the third paragraph under the caption “Investment in Birds Eye Holdings, LLC” included in Note 1 to the financial statements; in the second paragraph under the caption “Equity in Income/(Loss) from Birds Eye Holdings, LLC” included under the heading “Changes from Fiscal Year 2006 to Fiscal Year 2007” in Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; and in the fifth paragraph under the heading “Critical Accounting Policies” in Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We further note that, since the prior period (the period ended June 24, 2006) was prepared using the equity method of accounting for Pro-Fac’s investment in Holdings LLC, a retrospective adjustment of Pro-Fac’s Balance Sheet at June 24, 2006 would have resulted in the presentation of inconsistent financial statements for that fiscal year, because Pro-Fac’s Statement of Operations would have used the equity method and Pro-Fac’s Balance Sheet would have used the cost method. Pro-Fac believed that this presentation would

United States Securities and Exchange Commission
March 19, 2008

confuse users of Pro-Fac’s financial statements and, therefore, made no change to financial statements as of and for the year ended June 24, 2006. We think, however, that the disclosure provided in Pro-Fac’s Form 10-K is responsive to the position and guidance of FSP APB 18-1.

           Comment 3.: Please explain to us how you determined financial statements of Holdings LLC were not required pursuant to Rule 3-09 of Regulation S-X or revise to provide separate audited financial statements for each period the equity investee was determined to be significant. You may provide unaudited financial statements for the periods in which your equity investee was not significant.

           Response. Beginning with the first quarter of fiscal 2007, Pro-Fac Cooperative, Inc. accounts for its investment in Holdings LLC using the cost method of accounting. Since Pro-Fac no longer accounts for its investment in Holdings LLC under the equity method of accounting, Pro-Fac is no longer required to provide the separate financial statements of Holdings LLC in its periodic reports pursuant to Rule 3-09 of Regulation S-X.

Item 9.A. Controls and Procedures, page 35 of Form 10-K

          Disclosure Controls and Procedures.

          Comment 4: We note in your Form 10-K for the year ended June 30, 2007, and each of your two quarterly reports filed in fiscal 2008 that you state your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. If you choose to include the definition of disclosure controls and procedures, you must include the entire definition in accordance with Exchange Act Rule 13a-15(e). Accordingly, please confirm to us that for each of these three periodic reports that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by the Company in the reports filed or submitted under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Refer to Exchange Act Rule 13a-15(e) for further guidance.

          Response: We hereby confirm to the Staff, that Pro-Fac’s principal executive and principal financial officer concluded that Pro-Fac’s disclosure controls and procedures as of June 30, 2007, September 29, 2007 and December 29, 2007 (the end of the periods covered by Pro-Fac’s Form 10-K for the fiscal year ended June 30, 2007, Form 10-QSB for the quarter ended September 29, 2007 and Form 10-QSB for the quarter ended December 29, 2007, respectively) were effective to provide reasonable assurance that the information required to be disclosed by Pro-Fac in reports filed or submitted by it under the Exchange Act is accumulated and communicated to Pro-Fac’s management, including its principal executive and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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          Pro-Fac acknowledges that: Pro-Fac is responsible for the adequacy and accuracy of the disclosures in the Form 10-K and in its reports on Form 10-QSB for the quarterly periods ended September 29, 2007 and December 29, 2007; Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to Pro-Fac’s Form 10-K and its reports on Form 10-QSB for the quarterly periods ended September 29, 2007 and December 29, 2007; and Pro-Fac may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
March 19, 2008

          We appreciate your feedback on our Form 10-K and our Forms 10-QSB for the quarterly periods ended September 29, 2007 and December 29, 2007. I can assure you that the management team and Board of Directors of Pro-Fac take seriously Pro-Fac’s and its management’s responsibility for the accuracy and adequacy of the disclosures included in Pro-Fac’s filings with the Commission and we stand ready to completely address the Staff’s comments as discussed above. If you have further comments or questions related to our response to your letter, please call me at 585-218-4210, extension 103.

Sincerely,

/s/ Stephen R. Wright
Stephen R. Wright,
General Manager, Chief Executive
Officer, Chief Financial Officer and
Secretary